SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

In the Matter of                                              CERTIFICATE
Cinergy Corp., et al.                                              OF
File No. 70-9577                                              NOTIFICATION

  Public Utility Holding Company Act of 1935 ("PUHCA" or
                          "Act")


         Cinergy Corp., a Delaware corporation and registered holding company ("Cinergy"), hereby submits the following information pursuant to rule 24 under PUHCA and the Commission's order dated June 23, 2000 in the above docket, HCAR No. 27190 (the "June 2000 Order"). This certificate reports activity in File No. 70-9577 for the calendar quarter ended September 30, 2000. Any capitalized terms used herein but not defined herein have the respective meanings given in the June 2000 Order.

1. As determined pursuant to the June 2000 Order, the EWG/FUCO Projects Limit is approximately $1,731.0 million. At September 30, 2000, Cinergy's "aggregate investment" (as used in rule 53(a) under PUHCA) in all EWG/FUCO Projects covered by the EWG/FUCO Projects Limits was approximately $752.0 million, and accordingly, at September 30, 2000, Cinergy's remaining investment capacity under the EWG/FUCO Projects Limit was approximately $979 million. At September 30, 2000, Cinergy's "consolidated retained earnings" (as used in rule 53(a) under PUHCA) was approximately $1,122.5 million.

2. At September 30, 2000, consolidated debt, cumulative preferred stock, and common equity comprised approximately 41.3%, 0.9% and 57.8%, respectively, of Cinergy's consolidated capitalization. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules.)

3.   At September 30, 2000, Cinergy's market-to-book ratio was 190%.

4. The June 2000 Order granted no investment authority under the Restructuring Limit. Accordingly, the reporting requirements with respect thereto imposed under the June 2000 Order are inapplicable.

5. For the quarter ended September 30, 2000, Cinergy issued $1,770,000 in common stock and had a net increase of $40,550,000 in notes payable and other short-term obligations; Cinergy issued no new long term debt securities. At September 30, 2000, Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive income) was approximately $2.3 billion, a net increase of $300 million over Cinergy's total capitalization at December 31, 1999, the benchmark used in the June 2000 Order, in which the Commission authorized Cinergy to increase its total capitalization by $5,000,000,000. Guarantees issued by Cinergy and outstanding at September 30, 2000 totaled $741 million, leaving remaining Cinergy guarantee authority under the June 2000 Order of $1.259 billion. Cinergy has met the applicable terms and conditions as specified in Section II of the June 2000 Order.

6. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Cinergy is concurrently filing in paper format as Exhibit A, certain information concerning new investments for the quarter ended September 30, 2000, aggregate investment by EWG/FUCO Project, growth in retained earnings, net income and revenues of Cinergy's EWG/FUCO Projects.

                             S I G N A T U R E


         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 30, 2000

                                                 CINERGY CORP.


                                                 By: /s/Wendy L. Aumiller
                                                     Assistant Treasurer